SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K/A

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                           Commission File No. 1-15983

                         ArvinMeritor, Inc. Savings Plan

                            (Full title of the plan)

                               ArvinMeritor, Inc.
                              2135 West Maple Road
                              Troy, Michigan 48084

 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

This Form 11K/A amends the Annual Report on Form 11-K of the ArvinMeritor, Inc. Savings Plan for the fiscal year ended December 31, 2003, filed June 25, 2004, to revise the report of the independent registered public accounting firm to make reference to their audit having been conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), and to re-file the Consent of Independent Registered Public Accounting Firm. There were no other changes to the Form 11-K for the fiscal year ended December 31, 2003.

                                Table of Contents

Report of Independent Registered Public Accounting Firm                     1

Financial Statements:

         Statements of Net Assets Available for Benefits
         as of December 31, 2003 and 2002                                   2

         Statements of Changes in Net Assets Available
         For Benefits for the Year ended December 31, 2003                  3

         Notes to Financial Statements                                      4-7

Supplemental Schedules as of and for the Year ended December 31, 2003:

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)     8

         Schedule H, Line 4j - Schedule of Reportable Transactions          9

Signatures                                                                  10

Exhibit:

         Consent of Independent Registered Public Accounting Firm           11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To ArvinMeritor, Inc. Savings Plan and to Participants therein:

We have audited the accompanying statements of net assets available for benefits of ArvinMeritor, Inc. Savings (the "Plan") as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with the accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, "Form 5500, Part IV, Schedule H, Line 4i - Schedule of Assets (Held at End of
Year) and Line 4j - Schedule of Reportable Transactions", as of December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Detroit, Michigan
June 25, 2004

ARVINMERITOR, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002

                                                    2003                2002
                                                ------------        ------------

ASSETS
  Investments                                   $254,757,323        $187,801,052
  Due from other plan                              2,538,053                  --
                                                ------------        ------------

TOTAL ASSETS                                     257,295,376         187,801,052

LIABILITIES - Accrued expenses                        36,188              35,140
                                                ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS               $257,259,188        $187,765,912
                                                ============        ============

See accompanying notes to financial statements.

ARVINMERITOR, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

                                                                 Year Ended
                                                             December 31, 2003
                                                             -----------------

ADDITIONS:
  Employee contributions                                       $  19,780,959
  Employer contributions                                           9,919,447
                                                               -------------
                                                                  29,700,406

  Net appreciation in fair value of investments                   50,426,536
  Dividends and interest                                           4,613,566
  Net transfers                                                    2,101,578
                                                               -------------

          Total additions                                         86,842,086

DEDUCTIONS:
  Benefits paid to participants                                  (17,158,448)
  Administrative expenses                                           (190,362)
                                                               -------------
          Total deductions                                       (17,348,810)

  Net increase in net assets available for benefits               69,493,276

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                              187,765,912
                                                               -------------

NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                                  $ 257,259,188
                                                               =============

See accompanying notes to financial statements.

                         ARVINMERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

1. DESCRIPTION OF THE PLAN

      The following general description of the amended and restated ArvinMeritor, Inc. Savings Plan (the "Plan"), in effect at December 31, 2003, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      General - The Plan was established October 1, 1997. The Plan is a defined contribution savings plan covering all eligible employees of ArvinMeritor, Inc. and certain affiliated companies (the "Company"). Eligible employees may participate in the Plan immediately on the date on which they become an employee. The Plan is administered by the Company's Employee Benefit Plan Committee and the Plan Administrator. The Trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

      Effective October 1, 2002, the employer matching account held under the Plan was converted into an employee stock ownership plan (ESOP). As a result, when participants accounts receive cash dividends on ArvinMeritor stock they have the option of reinvesting the dividend in ArvinMeritor stock or receiving the dividend as a cash distribution. In addition, the conversion to an ESOP allows participants who have attained either age 55 with 10 years of vesting service or age 60, the right to transfer funds out of company stock and into one of the other investment options under the Plan.

      Effective January 1, 2002 the plan was amended to allow participants who are over age 50 by the end of the plan year to make additional pre-tax contributions up to the limits prescribed under recent changes to the Internal Revenue Code.

      On December 31, 2003, the Zeuna Staerker USA, Inc. Profit Sharing 401(K) Plan was merged into the Plan. This has been reflected as a receivable due from other plans on the statement of net assets available for benefits at December 31, 2003, and included in the net transfers on the Statement of Changes in Net Assets Available for Benefits.

      Contributions - Eligible employees may elect to contribute up to 20% of their base compensation, by electing to defer receipt of compensation (pre-tax contribution) or authorizing deductions from compensation (after-tax contribution). Participants can elect to have their contributions invested in 5% increments in various investment funds.

      The participants are immediately eligible for matching contributions. The Company matches 100% of the participant's contribution up to the first 3% of eligible compensation and 50% of the participant's contribution on the next 3% of eligible compensation. Company contributions may be in the form of ArvinMeritor common stock or cash invested in ArvinMeritor common stock. The Company match for employees in a joint venture is payable in cash.

      Vesting - Amounts attributable to participant contributions and Company contributions are fully vested at all times.

      Plan Withdrawals - Amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59 1/2. Withdrawals prior to attaining age 59 1/2 are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 1/2.

      Payment of Benefits - On termination of service due to death, disability or retirement, a participant generally receives an amount equal to the value of the participant's vested interest in their account in a lump-sum amount. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

      Loans to Participants - Participants may borrow from the Plan an amount not less than $1,000 and not greater than the lesser of (i) $50,000 less the amount of loans outstanding during the preceding 12-month period, (ii) amounts in the participant's account attributable to participant contributions, or (iii) one-half of the participant's vested account balance.

      Interest is charged at 1% over the prime rate, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. The loans are repaid through payroll deductions over periods generally not to exceed 60 months. Payments of principal and interest are reinvested under the participant's current investment election for new contributions.

      Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on a participant's earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Plan Termination - Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

      Investment Valuation - Investments, other than benefit-responsive investment contracts, are stated at fair value as measured by readily available market prices. The T. Rowe Price Stable Value Common Trust Fund is comprised of individual investment contracts, including synthetic investment contracts and are stated at contract value. The investment contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Benefit-responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. The trustee's valuation committee primarily considers factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, contract value approximates fair value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract term, fair value may be less than the contract terms.

      Security Transactions and Investment Income - Purchases and sales of securities are reported on a trade date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

      Plan Expenses - Administrative expenses of the Plan are paid by the Plan or the Company, as provided by the Plan document.

      Benefit Payments - Benefits are recorded when paid.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investments, which are exposed to various risks such as interest rate, foreign currency, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3. INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets.

                                                                            December 31,     December 31,
                                                                                2003             2002
                                                                            -----------      -----------
      Mutual Funds:
        T. Rowe Price Growth and Income Fund                                $21,774,797      $15,271,653
        T. Rowe Price Balanced Fund                                          14,120,401       10,907,184
        T. Rowe Price Mid-Cap Growth Fund                                    14,477,263               --
      Common Stock:
        ArvinMeritor *                                                       72,460,166       44,680,663
        ArvinMeritor                                                         18,125,002       11,863,364
      T. Rowe Price Stable Value Common Trust Fund - at contract value       45,485,721       45,101,485
      T. Rowe Price Equity Index Trust Fund                                  34,257,649       26,204,480

* Nonparticipant - directed

      During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value as follows:

                                           Year Ended
                                       December 31, 2003
                                       -----------------

      Common Stock                        $28,044,840
      Mutual Funds                         22,381,696
                                          -----------

      Net appreciation                    $50,426,536
                                          ===========

4. NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                               2003
                                                                           ------------
      Net assets - ArvinMeritor Common Stock Fund - December 31, 2002      $ 44,680,663

      Changes in net assets:
        Employer contributions                                                9,743,209
        Net appreciation                                                     22,203,243
        Dividends                                                             1,126,674
        Benefits paid to participants or beneficiaries                       (3,621,286)
        Other - exchanges out and fees                                       (1,672,337)
                                                                           ------------

      Net increase in net assets                                             27,779,503

      Net assets - ArvinMeritor Common Stock Fund - December 31, 2003      $ 72,460,166
                                                                           ============

5. TAX STATUS

      The Internal Revenue Service determined and informed the Company by a letter dated September 25, 2003, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter, however, the Company and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable sections of the Code and as a result, no provision for income taxes has been included in the Plan's Financial Statements.

6. RELATED PARTY TRANSACTIONS

      Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7. SUBSEQUENT EVENT

      Effective January 1, 2004, the Company added five new retirement fund options to the Plan. The new retirement Fund options include the following funds: T. Rowe Price Retirement Income Fund, T. Rowe Price Retirement 2010 Fund,
T. Rowe Price Retirement 2020 Fund, T. Rowe Price Retirement 2030 Fund and T. Rowe Price Retirement 2040 Fund. These new options are a fund of funds which allocate assets in accordance with a targeted retirement horizon for the employee.

ARVINMERITOR, INC. SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END)
AS OF DECEMBER 31, 2003

                                      Description of Investment
       Identity of Issuer,             Including Maturity Date,
        Borrower, Lessor            Rate of Interest, Collateral,           Current
        or Similar Party                Par or Maturity Value                Value
  *   T. Rowe Price              International Stock Fund               $   3,961,411

  *   T. Rowe Price              Equity Index Trust Fund                   34,257,649

  *   T. Rowe Price              Growth and Income Fund                    21,774,797

  *   T. Rowe Price              Mid-Cap Growth Fund                       14,477,263

      Franklin                   Small-Cap Stock Fund                      11,099,384

  *   T. Rowe Price              Balanced Fund                             14,120,401

  *   T. Rowe Price              Stable Value Common Trust Fund            45,485,721

      Janus Fund                 Large-Cap Growth Fund                      4,930,685

      Pimco                      US Treasury Intermediate Fund              6,623,686

                                 Cash                                         126,610

  *   ArvinMeritor               ArvinMeritor Common Stock                 90,585,168

  *   Participant loans          Rates recorded at 1% over prime
                                 rate, and maturities up to
                                 120 months                                7,314,548
                                                                        ------------

                                                                        $254,757,323
                                                                        ============

* Party-in-interest.

ARVINMERITOR, INC. SAVINGS PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Series of transactions, when aggregated, involving an amount in excess of 5% of beginning plan net assets.

                                                                                                             (h)
        (a)                                                                                             Current Value
     Identity                                             (c)            (d)               (g)           of Asset on         (l)
     of Party                (b)                        Purchase       Selling           Cost of         Transaction      Net Gain/
     Involved       Description of Asset                 Price          Price             Asset              Date          (Loss)
T. Rowe Price    ArvinMeritor Common Stock            $ 9,885,724    $        --       $ 9,885,724       $ 9,885,724     $       --
                 (53 purchases)
T. Rowe Price    ArvinMeritor Common Stock            $        --    $ 4,147,574       $ 4,484,796       $ 4,147,574     $ (337,222)
                 (173 sales)
T. Rowe Price    Stable Value Common Trust Fund       $ 7,395,812    $        --       $ 7,395,812       $ 7,395,812     $       --
                 (105 purchases)
T. Rowe Price    Stable Value Common Trust Fund       $        --    $ 7,033,899       $ 7,033,899       $ 7,033,899     $       --
                 (147 sales)

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    ARVINMERITOR, INC. SAVINGS PLAN


                                    By: /s/ Richard D. Greb
                                        -------------------
                                        Richard D. Greb, Plan Administrator

July 14, 2004